Expense Limitation Agreement

October 26, 2026

Sardis Credit Opportunities Fund

4200 Northside Parkway

Building 4, Suite 300

Atlanta, GA 30327

Dear Board Members:

You have engaged us to act as the investment adviser to the Sardis Credit Opportunities Fund (the “Trust” or the “Fund”), pursuant to an Investment Advisory Agreement dated as of June 24, 2025 (“Advisory Agreement”).

Commencing with the effective date set forth on Appendix A until at least October 31, 2027, subject to the consideration and approval of the Advisory Agreement by the Trust’s Board of Trustees (the “Board”), we agree to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth in Appendix A attached hereto.

Additionally, the Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by Sardis Group, LLC (the “Adviser”). Furthermore, the Expense Limitation Agreement may not be terminated by the Adviser, but may be terminated by the Board, on written notice to the Adviser. The Expense Limitation Agreement will automatically terminate with respect to the Fund if the Advisory Agreement for the Fund is terminated with such termination effective upon the effective date of the Advisory Agreement’s termination for the Fund (except that the Adviser shall maintain its right to repayment if the termination of Advisory Agreement is caused by a change in control of the Adviser). This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by us is subject to repayment by the Fund provided the Adviser continues to serve as investment adviser to the Fund and subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

Yours Very Truly,

Sardis Group, LLC

By: /s/ Colin McBurnette
Name: Colin McBurnette
Title: Managing Partner

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

Sardis Credit Opportunities Fund

By: /s/ Sam Dunlap
Name: Sam Dunlap
Title: President and Principal Executive Officer

Appendix A

(As of October 26, 2026)

Fund	Percentage of Average Daily Net Assets attributable to that class	Effective Date
Sardis Credit Opportunities Fund
Class I	2.00%	July 1, 2027
Class F	1.50%	--*

*As of October 26, 2026, Class F has not commenced operations.